[Company Letterhead]

August 25, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H.	Christopher Owings
John Fieldsend

Re:	Vitamin Shoppe Industries Inc. and co-registrants
Amendment No. 2 to Registration Statement on Form S-4
Filed July 31, 2006
File Nos. 333-134983 to -02

Ladies and Gentlemen:

On behalf of Vitamin Shoppe Industries Inc. and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated August 16, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Ronald M. Neifield, Esq., the Company’s Vice President and General Counsel, please find responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on July 31, 2006.

Table of Contents, page i

1.	Staff Comment: We note your response to comment 4 in our letter dated July 12, 2006. Please revise so that the terms are clear from their context, or move the paragraph under your Table of Contents and the Certain Definitions and Market and Industry Data section so that the information appears after the risk factors section.

Response: The Company has revised the disclosure in response to the Staff’s comment.

Prospectus Summary, page 1

2.	Staff Comment: We reissue comment 7 in our letter dated July 12, 2006. Your Prospectus Summary section still appears lengthy and repeats much of the information discussed later in your document. Please revise accordingly.

Response: The Company has revised the disclosure in the Prospectus Summary in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

August 25, 2006

Risk Factors, page 11

3.	Staff Comment: We note your response to comment 8 in our letter dated July 12, 2006. Please revise to state that you have included all the material, as opposed to significant, risks known to you.

Response: The Company has revised the disclosure on page 10 in response to the Staff’s comment.

Terms of the Exchange Offer, Period For Tendering Outstanding Old Notes, page 24

4.	Staff Comment: We note your response to comment 14 in our letter dated July 12, 2006. Please disclose in your document that you will delay acceptance of any old notes only due to an extension of the exchange offer, as stated in your response.

Response: The Company has revised the disclosure on page 24 in response to the Staff’s comment.

Conditions to the Exchange Offer, page 27

5.	Staff Comment: We note your response to comment 15 in our letter dated July 12, 2006. Currently, you state that you may terminate or amend the exchange offer if any federal law, statute, rule, or regulation has been adopted or enacted that “might, directly or indirectly, impose or confirm a prohibition on our ability to complete the exchange offer.” It appears that the standard you disclose in this sentence is still subjective. In this regard, please consider replacing the term “might” with one that provides an objective standard as to when you would terminate or amend your offering.

Response: The Company has revised the disclosure on page 27 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results…, page 34

6.	Staff Comment: We note your response to comment 19 in our letter dated July 12, 2006. Following your revised disclosure in your first full paragraph on page 35, please discuss further the material opportunities, challenges, and risks in short and long term regarding the “demands of an increasingly aging population, the effects of increasing costs of traditional healthcare, and a rapidly growing fitness conscious public.”

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment.

Securities and Exchange Commission

Registration Statement on Form S-4

August 25, 2006

Overview, page 34

7.	Staff Comment: We note your response to comment 20 in our letter dated July 12, 2006. Please provide us with a basis for your belief that you are a “leading” specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition, and other health products. Please describe whether you are a leader in terms of sales, customers, or some other measurement. Please consider providing a brief discussion of your position relative to the largest companies in your industry. Also, please provide a basis for your statement in the first full paragraph on page 35 that there is a “rapidly growing” fitness conscious public. Further, on pages 57 and 58 of this document, please disclose why you believe that you market the broadest product selection in the VMS industry and that you have a loyal customer base resulting in “stable and recurring” sales.

Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.

Our Business, page 56

Business Strategy, page 58

8.	Staff Comment: We note your response to comment 29 in our letter dated July 12, 2006. You state that you “have commenced and continue to pursue” five key strategies to drive customer traffic. Please describe the specific steps taken and disclose the progress you have made on each strategy you list.

Response: The Company has revised the disclosure on pages 59-60 in response to the Staff’s comment.

Insurance and Risk Management, page 64

9.	Staff Comment: We note your response to comment 33 in our letter dated July 12, 2006. We also note that in the second full risk factor on page 13, you state that the insurance industry has become more selective in offering some types of coverage and you may not be able to obtain coverage in the future. Please tell us whether this is a trend that affects your ability to obtain adequate insurance coverage, and revise your disclosure as appropriate.

Response: The Company does not believe this trend affects its ability to obtain adequate insurance coverage. The Company has revised the disclosure on page 12 in response to the Staff’s comment.

Management, page 59

Directors and Executive Officers, page 69

10.

Staff Comment: We note your response to comments 36 and 41 incur letter dated July 12, 2006. Further, we note that you list the directors and executive officers of VS Parent. Please revise to disclose the management of each of VS Holdings, Vitamin Shoppe Industries Inc.,

Securities and Exchange Commission

Registration Statement on Form S-4

August 25, 2006

and VS Direct. In addition, in your revised disclosure, you state that John H. Edmondson, David H. Edwab, and Richard L. Perkal are members of “the Audit Committee” and that David H. Edwab, Douglas B. Fox, and Douglas R. Korn are members of “the Compensation Committee.” Please revise to identify the members of the audit and compensation committees for each of VS Holdings, Vitamin Shoppe Industries Inc., and VS Direct Inc. See Item 401 of Regulation S-K.

Response: The Company has revised the disclosure on pages 71-73 in response to the Staff’s comment.

Note 3. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

11.	Staff Comment: We note your response to comments 21 and 46 in our letter dated July 12, 2006. Please revise to show all of the activity in the inventory reserves for each of the last three years. You may either include this information in Schedule II as specified in Rule 5-09 of Regulation S-X or provide the information in an audited footnote. Alternatively, please tell us why the information is not required.

Response: The Company has revised the disclosure on page F-8 in response to the Staff’s comment.

12.	Staff Comment: In response to comment 46 in our letter dated July 12, 2006, you provided a schedule of obsolescence reserves by rate of sale code. Based on that information, it is not clear to us how you determined the adequacy of the reserve. Please provide additional information including an aging by SKU’s showing how many years supply of product you have on hand. Also, please tell us how much unclassified inventory you had at December 31, 2005 and how much of that was also unclassified at December 31, 2004. Further, please tell us how much of the unclassified and category F inventory was sold or how it was disposed.

Response: The Company establishes its reserve on the actual results of expired markdowns, by “Rate of Sale” group, for the current reserve calculations. On a quarterly basis, the adequacy of the reserve is evaluated based on the subsequent activity of expired and excess markdowns, and adjusted, and annualized as needed. The Company’s reserve has always been adequate to absorb the actual losses incurred. The Company’s reserve as a % of inventory has decreased due to management’s increased focus in monitoring store stock levels and improved procurement. As the Company’s historical sell through by SKU is used to predict the appropriate store levels, the expired and excess markdowns have been declining. The Company can not capture or maintain an aging by SKU, since there may be various expiration dates on the same products. The Company may purchase the same SKU twelve times a year. This may result in a SKU having various lot numbers and accordingly, expiring at various dates, based on when the manufacturer produced the product. As indicated previously, on a monthly basis, retail store managers perform markdowns of expired and non-saleable inventory that have been disposed during the period and transmit adjustments to reduce their inventory at store level. These are what the Company refers to as markdowns and are recorded as a charge to costs of goods sold.

Securities and Exchange Commission

Registration Statement on Form S-4

August 25, 2006

We have revised our general definition for operating results for costs of goods sold on page 37 to reflect this fact. The Company’s business practice is to continually rotate the stock within its stores, which minimizes the obsolescence resulting from expired product. In addition, the Company does cycle counts at its distribution center monthly, whereby excess or expired items would be removed from inventory. The Company maintains minimal inventory at the distribution center of “F” items, solely for purposes of the fulfillment of the direct sales orders.

In 2005 the rate of sales grouping for unclassified was eliminated and combined with the “C” rate of sale group. The majority of the unclassified represented new products for which the Company did not have sufficient sales history to determine rate of sale. The Company purchases new products cautiously and does not stockpile items of a fad nature or that are not in our base core product assortment. The rate of sale groupings is adjusted every quarter to the specific SKU’s sales pattern for each store, which is than summarized for the total Company. These SKU’s do not retain that rate of sale code as a permanent identity, so the Company can only track the sales and expiration of those SKU’s that are currently identified as of the end of a given period. The attached schedule reflects the sales and expired (markdowns) activity for the 2005 and 2004 periods, which is the only two transactions that can effect the inventory change, sorted by rate of sale codes and reflects subsequent activity ( 2005 activity for 2004 reserve and 2006 activity for 2005 reserve). As reflected on the schedule; the 2005 reserve represents 2005 expiration rate and the 2006 reserve will reflect the expiration run rate that the Company is currently trending.

13.	Staff Comment: In response to comment 46 in our letter dated July 12, 2006, you told us that store managers transmit adjustments to reduce their inventory at the store level. Please confirm that these adjustments are recorded as a charge to cost of goods sold and, if so, it would appear that the general definitions for operating results for cost of goods sold on page 37 should be revised to reflect this fact. Please revise or tell us why this is not appropriate.

Response: The Company has revised the disclosure on page 38 in response to the Staff’s comment.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Vincent J. Pisano of Kirkland & Ellis LLP at (212) 446-4980. Please send any further comments via facsimile to Mr. Pisano at (212) 446-4900.

Sincerely,

/s/ Ronald M. Neifield
Ronald M. Neifield, Esq.
Vice President and General Counsel

cc:	Mr. Thomas A. Tolworthy
Christian O. Nagler, Esq. (Kirkland & Ellis LLP)

2005 and 2004 Inventory, Sales & Expired by Rate of Sale Code

$ in thousands

	2004 Inventory $ *	2005		2004 Reserve $	2005 Inventory $ *	YTD June 2006		2005 Reserve $
Rate of Sale Group		Sales $ **	Expired $			Sales $ **	Expired $
C	14,784	65,096	925	770	20,970	37,406	188	925
D	10,292	50,366	382	309	14,641	24,746	250	382
F	5,927	15,412	380	369	7,838	6,368	195	380

C - F	$31,003	$130,874	$1,687	1,448	$43,449	$68,520	$633	$1,687

Rate of Sale Code and Description:

*	December ending inventory Balance

**	Sales represents retail store merchandise sales exclusive of deferred sales.

“C”	represents slower moving inventory that has sold at least six pieces per store a year and new items.

“D”	represents slow moving inventory that has sold at least two pieces per store a year

“F”	represents slow moving inventory that has sold less than two pieces per store a year